April 18, 2006

VIA EDGAR AND FACSIMILE

Ms. Angela Connell

Senior Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re:	MicroFinancial Incorporated
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 30, 2005
File No. 001-14771

Dear Ms. Connell:

Below please find a response to the comment you had outlined in your Comment Letter dated April 10, 2006.

Note C-Net Investment in Leases, page F-14

1.

The Company will take the necessary actions to improve the current systematic methodology to better comply with SAB Topic 6L in such a way as to more accurately enable us to determine the appropriate amount of allowance for credit losses in future periods. The revised methodology will include procedures that adjust the loss estimation methods in order to reduce the differences between estimated losses and actual subsequent charge-offs, as necessary.

If you have any questions or would like further information concerning the Company’s response to your comment letter, please do not hesitate to contact me at (781) 994-4800.

Sincerely,

/s/ James R. Jackson, Jr.

James R. Jackson, Jr.

Vice President and Chief Financial Officer